EXHIBIT 5.1

DLA Piper Rudnick Gray Cary US LLP 203 North LaSalle Street Suite 1900 Chicago, Illinois 60601-1263 www.dlapiper.com

Hal M. Brown hal.brown@dlapiper.com
T	312.368.4012
F	312.236.7516

March 31, 2006

The Board of Directors

Whirlpool Corporation

2000 North M-63

Benton Harbor, Michigan  49022-2962

Ladies and Gentlemen:

We have examined the registration statement to be filed with the Securities and Exchange Commission on or about March 31, 2006 for registration under the Securities Act of 1933, as amended, of $1,000,000 of deferred compensation obligations (the “Obligations”) of Maytag Corporation payable under the Maytag Corporation Deferred Compensation Plan II (the “Plan”) which Plan has been assumed by Whirlpool Corporation (the “Company”). We have examined pertinent corporate documents and records of the Company, including its Certificate of Incorporation and resolutions of its Board of Directors, and we have made such other examinations as we have deemed necessary or appropriate as a basis for the opinion hereinafter expressed.

On the basis of the foregoing, we are of the opinion that the Obligations will be, when created in accordance with the Plan, valid and binding obligations of the Company, enforceable in accordance with the terms of the Plan, subject to (i) bankruptcy, insolvency, reorganization, arrangement or other laws of general applicability relating to or affecting creditors’ rights, and (ii) general principles of equity.

We hereby consent to the filing of this opinion as an exhibit to the aforesaid registration statement.

Very truly yours,

DLA Piper Rudnick Gray Cary US LLP

/s/ Hal M. Brown
Hal M. Brown
Partner

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